UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION
6100 North Western Avenue
Oklahoma City, OK 73118

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Index

Note:
Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of
Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PricewaterhouseCoopers LLP Oklahoma City, Oklahoma June 28, 2018

We have served as the Plan’s auditor since at least 2000. We have not determined the specific year we began serving as the auditor of the Plan.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets:
Investments at fair value (See Note 3)	$166,487,780	$180,000,979
Investments at net asset value (See Note 3)	435,619,679	364,237,234
Receivables:
Notes receivable from participants	8,340,507	7,079,138
Participant contributions	202,898	99,832
Employer contributions	197,360	96,575
Total assets	610,848,224	551,513,758

Liabilities:
Accrued administrative expenses	29,884	37,266
Total liabilities	29,884	37,266
Net assets available for benefits	$610,818,340	$551,476,492

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017
Additions:
Investment income:
Dividends and interest	$1,987,418
Net appreciation in fair value of investments	50,556,775
Total investment income	52,544,193

Interest on notes receivable from participants	362,214

Contributions:
Employer	35,327,113
Participant	38,447,444
Total contributions	73,774,557
Total additions	126,680,964

Deductions:
Benefits paid to participants	(66,793,123)
Administrative expenses	(545,993)
Total deductions	(67,339,116)

Net increase in net assets available for benefits	59,341,848

Net assets available for benefits:
Beginning of year	551,476,492
End of year	$610,818,340

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements

1.	Description of the Plan
The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan").
General and Eligibility
The Plan is a defined contribution plan that covers all eligible employees of Chesapeake Energy Corporation (Chesapeake) and its subsidiaries (collectively with Chesapeake, the “Company”). An employee becomes an active participant on the earliest date on which that individual becomes an eligible employee. An eligible employee is at least 18 years of age on his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The plan administrator is a committee of Chesapeake employees who are appointed by and serve at the direction of Chesapeake (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for duties related to selecting and monitoring the investment options provided under the Plan. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Chesapeake employees who are appointed by and serve at the direction of Chesapeake (the “Investment Committee”).
Fidelity Management Trust Company (Fidelity), serves as trustee and record keeper for the Plan.
Effective January 1, 2017, the Plan was amended to fully vest any participant whose employment was terminated, voluntarily or involuntarily, during the period beginning on January 1, 2015 and ending on December 31, 2016. The Benefits Committee determined that a partial plan termination occurred in 2018 as a result of terminations in 2018 attributable to 2017 divestitures with an application period of the 2017 and 2018 plan years. As part of this subsequent partial plan termination, the Company will be required to vest at 100% all terminated participants, voluntary and involuntary, for the period beginning January 1, 2017 to the date of the last related termination.
Contributions
Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance-related bonus compensation, as defined by the Plan, subject to certain limitations ($18,000 in 2017). Participants who are age 50 and above may elect to make additional “catch-up” contributions, limited to $6,000 in 2017. Participants may also contribute amounts representing rollover distributions from other qualified plans.
The Company matches 100% of participant contributions up to 15% of participant eligible compensation. The Company's matching contributions totaled $35,327,113 in 2017. Profit-sharing contributions may be made at the discretion of the Company. Contributions are subject to certain annual limitations under the Internal Revenue Code of 1986, as amended (the "Code"). No discretionary profit-sharing contributions were made in 2017.
The Company’s matching contributions are made in cash. Participants can direct the contributions for investment in any of the investment options available to the Plan under or through the Plan documents, and may request the transfer of amounts resulting from those contributions between such investment options.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Vesting

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting of the Company's matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 65. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1% at the time of loan origination. The prime rate as of December 31, 2017 was 4.50%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding as of December 31, 2017 ranged from 3.25% to 5.25%, with loans maturing at various dates through 2027.
Upon termination, participants may choose to pay the loan in full within 60 days, set up direct deposit to continue paying back the loan, or default on the loan.
If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded as a deemed distribution. During 2017, total deemed distributions were $5,201.
Payment of Benefits
Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments vested in Chesapeake common stock paid in cash or shares of common stock.
Amounts Forfeited
Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $1,043,174 as of December 31, 2017. During 2017, administrative expenses were reduced by $131,695 from forfeited non-vested accounts.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The Plan measures fair value as required by Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under U.S. GAAP. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

most advantageous market for the asset or liability. See Note 3 for the fair value measurement disclosures associated with the Plan's investments.
Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Plan Expenses
Trustee and recordkeeper fees are paid by the Participants through a fixed per-participant based fee structure excluding those participants that have balances under $2,000. For participants with balances under $2,000, the fees are paid by Chesapeake. Certain Plan expenses, such as annual audit fees, are paid by Chesapeake and are not included in these financial statements. Investment related expenses are included in net appreciation of fair value of investments.
Partial Plan Termination
A partial plan termination generally occurs when a group of participants is involuntarily eliminated from the Plan and the reduction is significant. The IRS provides that a turnover rate of at least 20% creates a presumption that a partial termination has occurred.
Please see Note 9 for a description of subsequent events that were deemed to represent a partial termination of the Plan.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

3.    Fair Value Measurements
The authoritative guidance for fair value measurements, ASC 820, establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The three levels of hierarchy based on reliability of inputs are as follows:

Level 1:
Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Valuation of these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2:
Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following is a description of the Plan's valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.
Mutual Funds: Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Investments in mutual funds generally may be redeemed daily.
Self-Directed Brokerage Accounts: Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices. These securities are classified as Level 1.
Common/Collective Trust Funds: Valued at the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The valuation methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The following table provides by level, within the fair value hierarchy, classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2017
Common Stock
Employer security	$44,640,271	$—	$—	$44,640,271
Mutual Funds
Government money market	1,012,971	—	—	1,012,971
International equity	13,515,941	—	—	13,515,941
Large U.S. equity	56,715,155	—	—	56,715,155
Small/mid U.S. equity	44,542,338	—	—	44,542,338
Self-Directed Brokerage Account	6,061,104	—	—	6,061,104
Total assets in fair value hierarchy	$166,487,780	$—	$—	$166,487,780
Investments measured at net asset value (a)				435,619,679
Total investments				$602,107,459

December 31, 2016
Common Stock
Employer security	$81,614,355	$—	$—	$81,614,355
Mutual Funds
Government money market	916,291	—	—	916,291
International equity	9,311,816	—	—	9,311,816
Large U.S. equity	45,183,912	—	—	45,183,912
Small/mid U.S. equity	37,722,597	—	—	37,722,597
Self-Directed Brokerage Account	5,252,008	—	—	5,252,008
Total assets in fair value hierarchy	$180,000,979	$—	$—	$180,000,979
Investments measured at net asset value (a)				364,237,234
Total investments				$544,238,213
___________________________________________

(a)
In accordance with subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2017
Commingled funds:
Balanced/asset allocation	$275,328,398	None	Daily	None
Fixed income	42,144,192	None	Daily	None
U.S. Equity	91,583,531	None	Daily	None
International Equity	26,563,558	None	Daily	None
Investments measured at net asset value	$435,619,679

December 31, 2016
Commingled funds:
Balanced/asset allocation	$217,898,173	None	Daily	None
Fixed income	45,613,051	None	Daily	None
U.S. Equity	79,859,934	None	Daily	None
International Equity	20,866,076	None	Daily	None
Investments measured at net asset value	$364,237,234

4. Party-in-Interest Transactions
The Plan invests in Chesapeake common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. During 2017, there were 520 purchases of Chesapeake common stock for a total purchase price of $2,706,820 and 574 sales of Chesapeake common stock for a total selling price of $3,113,882. The market price for Chesapeake common stock as of December 31, 2017 and 2016 was $3.96 and $7.02, respectively. The closing market price as of June 27, 2018 was $5.16. Additionally, certain Plan investments are in mutual funds managed by Fidelity. Because the Plan pays certain fees to Fidelity and Fidelity is the trustee of the Plan, these transactions qualify as party-in-interest transactions. The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
5.    Tax Status
The Plan is qualified under Section 401 of the Code and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated September 12, 2014, was received from the Internal Revenue Service (IRS) noting a favorable determination on the Plan. This determination letter is applicable through the amended and restated Plan document executed November 7, 2013. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan and has concluded

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

that as of December 31, 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.
6.    Plan Termination
Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.

7.	Concentration of Investments
As of December 31, 2017, the Plan held $44,640,271 of Chesapeake common stock, which was approximately 7% of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Chesapeake common stock.
8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2017 and 2016, as reflected in the accompanying financial statements, to the Plan's Form 5500, which is filed with the Department of Labor (the "Form 5500.")

	2017	2016
Net assets available for benefits per the financial statements	$610,818,340	$551,476,492
Add: Current year accrued administrative expenses	29,884	37,266
Net assets available for benefits per the Form 5500	$610,848,224	$551,513,758
The following is a reconciliation of administrative expenses for the year ended December 31, 2017, as reflected in the accompanying financial statements, to the Form 5500:

2017
Administrative expenses per the financial statements	$545,993
Add: Prior year accrued administrative expenses	37,266
Less: Current year accrued administrative expenses	(29,884)
Administrative expenses per the Form 5500	$553,375
Administrative expenses are recorded on the Form 5500 when paid.
9.     Subsequent Events
The Plan has evaluated subsequent events through June 28, 2018, the date the financial statements were available to be issued.
In early 2018, the Company made workforce reductions that the IRS may consider to be attributable to asset divestitures that began in 2017. Based on an aggregation of the 2017 and 2018 plan years as the applicable period, the Company has determined a partial termination of the Plan occurred for both plan years of 2017 and 2018. A partial plan termination generally occurs when a group of participants is involuntarily eliminated from the Plan and the reduction is deemed significant under applicable IRS regulations. The IRS provides that a turnover rate of a least 20% creates a presumption that a partial termination has occurred. Between January 1, 2018 and May 30, 2018, the involuntary termination rate was 20.25%. Because the 2018 reductions were attributable to the 2017 asset divestitures, the Benefits Committee has determined that a Partial Plan Termination related to both plan years 2017 and 2018 has occurred. As part of the Partial Plan Termination,

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

the Company will be required to vest at 100% all terminated participants, voluntary and involuntary, for the period beginning January 1, 2017 to the date of the last related termination.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2017

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$176,037,423	$44,640,271
	Vanguard Institutional Index Fund	Mutual Fund		56,123,430
	Vanguard Extended Market Index Fund	Mutual Fund		40,070,252
	Vanguard FTSE All-World Index Investor Shares	Mutual Fund		13,515,941
*	Fidelity Government Cash Reserve	Mutual Fund		1,012,971
	Vanguard Target Income Fund	Common/Collective Trust Fund		4,559,251
	Vanguard Target Retirement 2015 Trust II Fd	Common/Collective Trust Fund		5,088,440
	Vanguard Target Retirement 2020 Trust II Fd	Common/Collective Trust Fund		29,834,482
	Vanguard Target Retirement 2025 Trust II Fd	Common/Collective Trust Fund		22,039,409
	Vanguard Target Retirement 2030 Trust II Fd	Common/Collective Trust Fund		31,251,508
	Vanguard Target Retirement 2035 Trust II Fd	Common/Collective Trust Fund		19,566,143
	Vanguard Target Retirement 2040 Trust II Fd	Common/Collective Trust Fund		43,977,633
	Vanguard Target Retirement 2045 Trust II Fd	Common/Collective Trust Fund		41,471,940
	Vanguard Target Retirement 2050 Trust II Fd	Common/Collective Trust Fund		53,266,128
	Vanguard Target Retirement 2055 Trust II Fd	Common/Collective Trust Fund		20,675,809
	Vanguard Target Retirement 2060 Trust II Fd	Common/Collective Trust Fund		3,582,561
	Vanguard Target Retirement 2065 Trust II Fd	Common/Collective Trust Fund		15,094
	Vanguard Total Bond Market Index	Mutual Fund		4,472,086
	PIMCO All Asset Institutional	Mutual Fund		591,725
	Artisan Institutional Growth Fund	Common/Collective Trust Fund		26,563,558
	Prudential Core Plus Bond Class 5	Common/Collective Trust Fund		17,286,851
	Boston Company Opportunistic Small MidCap	Common/Collective Trust Fund		36,347,067
	JPMorgan Analyst LargeCap Plus Core	Common/Collective Trust Fund		55,236,464
	Galliard Managed Income	Common/Collective Trust Fund		24,857,341
*	Fidelity Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market		6,061,104
	Total Investments			602,107,459
*	Participant Loans	Interest rates ranging from 3.25% to 5.25% due through December 2027		8,340,507
	Total			$610,447,966
___________________________________________
* Identifies parties-in-interest.
** Cost not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By: /s/ JAY HAWKINS

Jay Hawkins, Vice President Human Resources
and Plan Administrator

Date: June 28, 2018

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP